PRAXIS MUTUAL FUNDS

	   	    CERTIFICATE OF THE SECRETARY

	The undersigned hereby certifies that he is the duly elected Secretary of Praxis Mutual Funds (the "Trust"), and that the Board of Trustees, including a majority of the Trustees who are not "interested persons" of the Trust, adopted the following resolutions at a meeting at which a quorum was present on November 19, 2012:

RESOLVED, that, after taking into consideration all relevant factors concerning the fidelity bond covering the assets of the Trust, the Trustees, including a majority of the Independent Trustees, do, and they hereby have, approved the continuation of the fidelity bond.


Witness my hand this 24th day of January 2013.

					/s/Charles J. Daly
					_____________________________									Charles J. Daly
					Secretary